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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
                      Tender Offer Statement Under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                  MAVESA, S.A.
                       (Name of Subject Company (Issuer))

                            PRIMOR INVERSIONES, C.A.
                          a wholly owned subsidiary of

                             PRIMOR ALIMENTOS, C.A.
                        (Name of Filing Person (Bidder))

                  SHARES OF COMMON STOCK, NOMINAL VALUE Bs.10
                         (Title of Class of Securities)

                               ----------------

                             Primor Alimentos, C.A.
                    2da. Avenida de Los Cortijos de Lourdes
                       Edificio Centro Empresarial Polar
                            Caracas, Venezuela 07054
                      Attention: Guillermo Bolinaga, Esq.
                         Telecopy No.: +(582) 202-3364
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:

            Paul T. Schnell, Esq.                          Fulvio Italiani, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP          d'Empaire Reyna Bermudez & Asociados
              Four Times Square                Edificio Bancaracas, P.H., Plaza La Castellana
          New York, New York 10036                           Caracas, Venezuela
          Telephone (212) 735-3000                       Telephone +(582) 264-6244

                           CALCULATION OF FILING FEE

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
           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
                $252,983,632                                      $50,597

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* Estimated solely for the purpose of determining the registration fee. Based upon US$0.1416887470 per share for 1,785,488,519 shares of Mavesa common stock outstanding (excluding shares outstanding in the form of ADSs, which is subject to a concurrent tender offer) as of January 30, 2001. The number of outstanding shares not in the form of ADSs is based upon information provided to the bidder by Mavesa, S.A.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder for the ADSs.

   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously Paid:   Not applicable. Filing Party: Not applicable
      Form or Registration No:  Not applicable  Date Filed:   Not applicable

[_]Check the box if the filing relates solely to preliminarily communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates.

[Xthird-party]tender offer subject to Rule 14d-1

[_issuer]tender offer subject to Rule 13e-4.

[_going-private]transaction subject to Rule 13e-3.

[_amendment]to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

Item 1. Summary Term Sheet

   The information set forth in the section of the Supplement (as defined below) entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information

   (a) The name of the subject company is Mavesa, S.A. ("Mavesa"), a sociedad anonima organized and existing under the laws of the Bolivarian Republic of Venezuela ("Venezuela"), and the address of its principal executive offices is Edificio Mavesa, Avenida Principal de los Cortijos de Lourdes, Caracas, Venezuela, Apartado Postal 2048. The telephone number of the subject company is +(582) 238-1633.

   (b) This Tender Offer Statement on Schedule TO (the "Venezuelan Schedule TO") relates to an offer by Primor Inversiones, C.A. ("Purchaser"), a corporation organized and existing under the laws of Venezuela and a wholly owned subsidiary of Primor Alimentos, C.A., a corporation organized and existing under the laws of Venezuela ("Primor"), to purchase all outstanding shares of common stock, nominal value Bs.10 per share, of Mavesa ("Shares") at a price of US$0.1416887470 per Share, net to the Seller in cash less any withholding taxes and without interest thereon, in each case upon the terms and subject to the conditions set forth in the Venezuelan offer to purchase dated February 21, 2001 (the "Venezuelan Offer to Purchase"), and in the related Supplement to the Venezuelan Offer to Purchase dated February 21, 2001 (the "Supplement") and Share Letter of Transmittal (the "Share Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3) (which are collectively referred to as the "Venezuelan Offer Documents").

   (c) The information concerning the principal markets in which the Shares are traded and certain high and low sales prices for the Shares in such principal markets is set forth in the "THE VENEZUELAN OFFER--Price Range of Shares; Dividends" in the Supplement and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

   (a), (b), (c) The information set forth under "Statement Summary" in the Venezuelan Offer to Purchase and set forth under "THE VENEZUELAN OFFER--Certain Information Concerning Primor and Purchaser" and Schedule I of the Supplement is incorporated herein by reference.

Item 4. Terms of the Transaction

   (a)(1)(i)-(viii), (x), (xii) The information set forth under "General and Financial Information on the Purchaser", "Specific Offer Conditions", "Information on the Offer Purpose", and "Information on the Relations between the Purchaser and the Target Company, its Shareholders and Officers" in the Venezuelan Offer to Purchase and set forth under "INTRODUCTION", "THE VENEZUELAN OFFER--Background of the Offers; Past Contacts and Negotiations", "--Purpose of the Offers; Plans for Mavesa", "--Certain Effects of the Offers", "--Terms of the Venezuelan Offer; Expiration Date", "--Withdrawal Rights", and "--Tax Consequences" in the Supplement is incorporated herein by reference.

   (a)(1)(ix), (xi) Not Applicable.

   (a)(2) Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

   The information set forth under "General and Financial Information on the Purchaser", "Specific Offer Conditions", "Information on the Offer Purpose", and "Information on the Relations between the Purchaser and the Target Company, its Shareholders and Officers" in the Venezuelan Offer to Purchase and set forth under "THE VENEZUELAN OFFER--Background of the Offers; Past Contacts and Negotiations", "--Purpose of the Offers; Plans for Mavesa", and "--Certain Information Concerning Primor and Purchaser" in the Supplement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

   (a), (c)(3), (4), (6), (7) The information set forth under "General and Financial Information on the Purchaser", "Specific Offer Conditions", "Information on the Offer Purpose", and "Information on the Relations between the Purchaser and the Target Company, its Shareholders and Officers" in the Venezuelan Offer to Purchase and set forth under "INTRODUCTION", "THE VENEZUELAN OFFER--Background of the Offers; Past Contacts and Negotiations" "-- Certain Effects of the Offers" and "--Purpose of the Offers; Plans for Mavesa" in the Supplement is incorporated herein by reference.

   (c)(1)-(2), (5) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration

   (a)-(b), (d) The information set forth under "Information on the Shareholding Position of the Purchaser" in the Venezuelan Offer to Purchase and set forth under "THE VENEZUELAN OFFER--Source and Amount of Funds" in the Supplement is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

   The information set forth under "Information on the Shareholding Position of the Purchaser" in the Venezuelan Offer to Purchase and set forth under "INTRODUCTION", "THE VENEZUELAN OFFER--Certain Information Concerning Primor and Purchaser", and "--Certain Information Concerning Mavesa" and in Schedule II of the Supplement is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

   The information set forth under "INTRODUCTION", "THE VENEZUELAN OFFER--Fees and Expenses" and "--Background of the Offers; Past Contacts and Negotiations" in the Supplement is incorporated herein by reference.

Item 10. Financial Statements

   Not applicable.

Item 11. Additional Information

   The information in the Supplement, including all schedules and annexes thereto, and the information set forth in the Venezuelan Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference.

Item 12. Materials to be filed as Exhibits

 (a)(1) Venezuelan Offer to Purchase dated February 21, 2001 (Annexes to
        Venezuelan Offer to Purchase will be filed by amendment to the Schedule
        TO)

 (a)(2) Supplement to Venezuelan Offer to Purchase dated February 21, 2001

 (a)(3) Share Letter of Transmittal

 (a)(4) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9

 (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Shares of Common Stock

 (a)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees for Shares of Common Stock

 (a)(7)  Spanish Language Version of Venezuelan Offer to Purchase dated
         February 21, 2001

 (a)(8) Text of press release issued by Primor dated January 22, 2001, announcing the offers (incorporated by reference to the tender offer statement on Schedule TO filed by Primor on January 22, 2001)

 (a)(9)  Summary Advertisement as published in The New York Times on February
         21, 2001

 (d)(1) Shareholders Agreement, dated as of January 21, 2001, by and among Primor, Purchaser and certain holders of shares and ADSs of Mavesa named therein

 (d)(2)  Mavesa Agreement, dated as of January 21, 2001, by and among Primor,
         Purchaser and Mavesa

 (d)(3) English translation of Exhibit (d)(1), Shareholders Agreement, dated as of January 21, 2001, by and among Primor, Purchaser and certain holders of shares and ADSs of Mavesa named therein

 (d)(4)  English translation of Exhibit (d)(2), Mavesa Agreement, dated as of
         January 21, 2001 by and among Primor, Purchaser and Mavesa

 (d)(5) Amendment to Exhibit (d)(2), Amendment to Mavesa Agreement, dated as of February 1, 2001

 (d)(6) English translation of Exhibit (d)(5), Amendment to Mavesa Agreement, dated as of February 1, 2001

 (d)(7)  Guarantee Bond posted by Primor Alimentos, C.A.

 (d)(8)  Guarantee Bond posted by Cerveceria Polar, C.A.

 (d)(9)  English translation of Exhibit (d)(7), Guarantee Bond posted by Primor
         Alimentos, C.A.

 (d)(10) English translation of Exhibit (d)(8), Guarantee Bond posted by
         Cerverceria Polar, C.A.

 (g)     Not applicable.

 (h)     Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRIMOR INVERSIONES, C.A.

                                          By:  /s/ Guillermo Bolinaga

                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

                                          PRIMOR ALIMENTOS, C.A.

                                          By:  /s/ Guillermo Bolinaga

                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

Dated: February 21, 2001